

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 13, 2009

Mr. Albert Abdoulline
Chief Financial Officer
Victoria Industries, Inc.
551 Fifth Avenue, Suite 2020
New York, NY 10017

>   Re: **Victoria Industries, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Form 10-Q for the three months ended March 31, 2009**
>   **File No. 000-31683**

Dear Mr. Abdoulline:

We have reviewed the above referenced filings and have the following comments. You should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Balance Sheet, page 10

1. Beginning February 8, 2008, companies formerly classified as "small business issuers" under Regulation S-B must provide audited balance sheets for each of the last two fiscal years in new Article 8 of Regulation S-X. Please amend your Form 10-K to file a balance sheet for the year ended December 31, 2007.

Item 8A. Controls and Procedures

2. It does not appear that management has performed an assessment of internal control over financing reporting (ICFR) as of December 31, 2008. Failure to

provide this management report renders a Form 10-K materially deficient and thus it does not appear you are current in your Exchange Act reporting. Management should perform this assessment and amend the filing to provide the required management's report on internal control over financial reporting. In addition, an evaluation of the effectiveness of the design and operation of the disclosure controls and procedures as of December 31, 2008 should be performed by management with consideration of the failure to complete the report on ICFR.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief